Mail Stop 4720

August 11, 2009

George S. Rapp
Harleysville National Corp.
483 Main Street
Harleysville, PA 19438

> Re: **Harleysville National Corp**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2008**
> **File No. 000-15237**

Dear Mr. Rapp:

We have reviewed your response filed July 27, 2009 and have the following comments.

Form 10-K for the Fiscal Year ended December 31, 2008

Financial Statements

Note 4 – Investment Securities, page 72

1. We note your response to comments 2 and 3 of our letter dated July 7, 2009. We have the following additional comments:

   - Please provide us with the discounted cash flow analyses you used to support a realizable value equal to or greater than the carrying value of the MM Community Funding II Ltd. and TPREF Funding III, Ltd. securities. Please confirm that you use the same methodology for all of your trust preferred securities. Please identify all of the key assumptions and explain how you determined the assumptions were appropriate and consistent with FSP FAS 115-1 and FAS 124-1 and related guidance. Specifically address the following related to the assumptions used in your cash flow analysis:
     i. Discount rate: tell us the discount rate used and how you determined it;
     ii. Deferrals and defaults:

      a) Please tell us in detail how you developed your estimate of future deferrals and defaults. Specifically tell us if and how you considered the specific collateral underlying each individual security;

      b) Please tell us the dollar amount of deferrals and defaults experienced by the trust by quarter;

      c) Please tell us your estimate of future deferrals and defaults and compare your estimate to actual amounts experienced to date;

      d) Tell us how you treat deferrals (e.g. – do you treat deferrals the same as defaults); and

      e) Tell us about your recovery rate.

- Please tell us how you considered information received after the balance sheet date but before you issued your financial statements in your other-than-temporary impairment analysis at December 31, 2008 and June 30, 2009. Specifically tell us if you received information regarding interest deferrals or defaults or credit rating downgrades and how this information affected your analysis at each period end.

- Please revise future filings to clearly disclose how you calculate excess subordination and explain how the subordination percentage relates to other column descriptions in order for an investor to understand why this information is relevant and meaningful.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3423 if you have any questions.

Sincerely,

Amit Pande
Accounting Branch Chief